UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

BlackRock Preferred and Corporate Income Strategies Fund Inc.
                                 (Name of Issuer)

                                    Common Stock
                        (Title and Class of Securities)

                                    09255J101
                                 (CUSIP Number)

                                December 31, 2007
               (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [X]  Rule 13d-1(b)

     [_]  Rule 13d-1(c)

     [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No.                        09255J101                            Page 2

1    NAMES OF REPORTING PERSONS

          Spectrum Asset Management, Inc

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

          (a)
          (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Connecticut


NUMBER OF           5    SOLE VOTING POWER                 0
SHARES
BENEFICIALLY        6    SHARED VOTING POWER               857,000
OWNED BY
EACH                7    SOLE DISPOSITIVE POWER            0
REPORTING
PERSON WITH         8    SHARED DISPOSITIVE POWER          857,000


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          857,000

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (See Instructions)

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.33

12   TYPE OF REPORTING PERSON (See Instructions)

          IA


CUSIP No.                        09255J101			Page 3

1    NAMES OF REPORTING PERSONS

          Principal Financial Group, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

          (a)
          (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


NUMBER OF           5    SOLE VOTING POWER                   0
SHARES
BENEFICIALLY        6    SHARED VOTING POWER                 857,000
OWNED BY
EACH                7    SOLE DISPOSITIVE POWER              0
REPORTING
PERSON WITH         8    SHARED DISPOSITIVE POWER            857,000


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          857,000

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (See Instructions)

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.33

12   TYPE OF REPORTING PERSON (See Instructions)

          HC




CUSIP No.                        09255J101                            Page 4

Item 1(a).  Name of Issuer:

BlackRock Preferred and Corporate Income Strategies Fund Inc.



Item 1(b).  Address of Issuer's Principal Executive Offices:

100 Bellevue Parkway
Wilmington, DE 19809

Item 2(a).  Name of Person Filing:

     Spectrum Asset Management, Inc.
     Principal Financial Group, Inc.

Item 2(b).  Address of Principal Business Office, or, if None, Residence:

     Spectrum Asset Management, Inc.
     2 High Ridge Park
     Stamford, CT  06905

     Principal Financial Group, Inc.
     711 High Street
     Des Moines, IA  50392-0088

Item 2(c).  Citizenship:

     Spectrum Asset Management, Inc. - State of Connecticut
     Principal Financial Group, Inc. - State of Delaware

Item 2(d).  Title of Class of Securities:

     Common Stock

Item 2(e).  CUSIP Numbers:

     09255J101

Item 3. If this statement is filed pursuant to section 240.13d-1(b) or 240.13d 2(b) or (c), check whether the person filing is a:

      (a) [X] Broker or dealer registered under section 15 of the Securities Exchange Act of 1934.
     (e) [X] An investment adviser in accordance with section 240.13d 1(b)(1)(ii)(E)
     (g) [X] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

Item 4.  Ownership:

     (a) Amount Beneficially Owned

     857,800 Shares Common Stock presently held by
     Spectrum Asset Management, Inc.
     857,800 Shares Common Stock presently held by
     Principal Financial Group, Inc.


CUSIP No.                        09255J101                            Page 5

     (b) Percent of Class

          8.33 Spectrum Asset Management, Inc.
          8.33 Principal Financial Group, Inc.

     (c) Number of shares as to which the person has:

          (i) Sole Power to Vote or Direct the Vote

               0 Spectrum Asset Management, Inc.
               0 Principal Financial Group, Inc.

          (ii) Shared Power to Vote or Direct the Vote

               857,000 Shares Common Stock presently held by
               Spectrum Asset Management, Inc.
               857,000 Shares Common Stock presently held by
               Principal Financial Group, Inc.

          (iii) Sole Power to Dispose or to Direct the Disposition of

               0 Spectrum Asset Management, Inc.
               0 Principal Financial Group, Inc.

          (iv) Shared Power to Dispose or to Direct the Disposition of

               857,000 Shares Common Stock presently held by
               Spectrum Asset Management, Inc.
               857,000 Shares Common Stock presently held by
               Principal Financial Group, Inc.

Item 5.  Ownership of Five Percent or Less of a Class:

     []

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

     Persons other than the reporting persons have a right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such securities. The interest of no such person having such an interest relates to more than five percent of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     See Exhibit attached


CUSIP No.                        09255J101                            Page 6

Item 8.  Identification and Classification of Members of the Group

     N/A

Item 9.  Notice of Dissolution of Group

     N/A

Item 10(a).  Certification

     By signing below I certify, to the best of my knowledge and belief, the securities referred to above were not acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Spectrum Asset Management, Inc.

By /s/ Mark A. Lieb
Mark A. Lieb, Chief Financial Officer

Principal Financial Group, Inc.

By /s/ Joyce N. Hoffman
Joyce N. Hoffman, Senior Vice President and Corporate Secretary

Dated February 14, 2008



EXHIBIT 99.1

Spectrum Asset Management, Inc.
Item 3 Classification:
 (a) Broker or dealer registered under section 15 of the Securities Exchange Act of 1934.
 (e) An investment adviser in accordance with section 240.13d
       1(b)(1)(ii)(E)


Principal Financial Group, Inc.
Item 3 Classification:
(g) A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)